

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended June 30, 2017

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended June 30, 2017

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended June 30,
($ millions, except per share amounts)

	Notes	Three Months Ended		Six Months Ended	
		2017	2016	**2017**	2016
			(Restated) [1]		(Restated) [1]
Revenues	1				
Gross Sales		**4,081**	2,749	**7,649**	4,740
Less: Royalties		**44**	3	**71**	3
		4,037	2,746	**7,578**	4,737
Expenses	1				
Purchased Product		**2,080**	1,624	**4,314**	2,986
Transportation and Blending		**887**	393	**1,451**	796
Operating		**462**	285	**820**	614
(Gain) Loss on Risk Management	23	**(287)**	302	**(487)**	325
Depreciation, Depletion and Amortization	7,13	**387**	225	**629**	445
Exploration Expense	7,12	**-**	-	**-**	1
General and Administrative		**58**	94	**101**	154
Finance Costs	5	**168**	96	**267**	195
Interest Income		**(10)**	(7)	**(27)**	(18)
Foreign Exchange (Gain) Loss, Net	6	**(410)**	20	**(486)**	(383)
Revaluation (Gain)	4	**(2,524)**	-	**(2,524)**	-
Transaction Costs	4	**26**	-	**55**	-
Re-measurement of Contingent Payment	4,15	**(66)**	-	**(66)**	-
Research Costs		**5**	7	**9**	25
(Gain) Loss on Divestiture of Assets		**-**	1	**1**	1
Other (Income) Loss, Net		**(2)**	2	**(2)**	2
Earnings (Loss) From Continuing Operations Before Income Tax		**3,263**	(296)	**3,523**	(406)
Income Tax Expense (Recovery)	9	**682**	(65)	**731**	(211)
Net Earnings (Loss) From Continuing Operations		**2,581**	(231)	**2,792**	(195)
Net Earnings (Loss) From Discontinued Operations	8	**59**	(36)	**59**	(190)
Net Earnings (Loss)		**2,640**	(267)	**2,851**	(385)
Basic and Diluted Earnings (Loss) Per Share ($)	10				
Continuing Operations		**2.32**	(0.28)	**2.87**	(0.23)
Discontinued Operations		**0.05**	(0.04)	**0.06**	(0.23)
Net Earnings (Loss) Per Share		**2.37**	(0.32)	**2.93**	(0.46)

[1]   The comparative periods have been restated to reflect discontinued operations as discussed in Note 8.

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended 2017	2016	Six Months Ended 2017	2016
Net Earnings (Loss)		**2,640**	(267)	**2,851**	(385)
Other Comprehensive Income (Loss), Net of Tax	20				
Items That Will Not be Reclassified to Profit or Loss:					
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**(6)**	(8)	**(9)**	(12)
Items That May be Reclassified to Profit or Loss:					
Available for Sale Financial Assets – Change in Fair Value		**-**	(1)	**-**	(4)
Foreign Currency Translation Adjustment		**(99)**	16	**(142)**	(240)
Total Other Comprehensive Income (Loss), Net of Tax		**(105)**	7	**(151)**	(256)
Comprehensive Income (Loss)		**2,535**	(260)	**2,700**	(641)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED BALANCE SHEETS (unaudited)

As at
($ millions)

	Notes	June 30, 2017	December 31, 2016
Assets			
Current Assets			
Cash and Cash Equivalents		489	3,720
Accounts Receivable and Accrued Revenues		1,572	1,838
Income Tax Receivable		37	6
Inventories	11	1,136	1,237
Risk Management	23,24	182	21
Assets Held for Sale	8	3,378	-
Total Current Assets		6,794	6,822
Exploration and Evaluation Assets	1,12	5,338	1,585
Property, Plant and Equipment, Net	1,13	29,619	16,426
Income Tax Receivable		294	124
Risk Management	23,24	2	3
Other Assets		63	56
Goodwill	14	2,349	242
Total Assets		44,459	25,258
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities		2,188	2,266
Current Portion of Long-Term Debt	16	893	-
Income Tax Payable		138	112
Contingent Payment	15	60	-
Risk Management	23,24	1	293
Liabilities Related to Assets Held for Sale	8	1,434	-
Total Current Liabilities		4,714	2,671
Long-Term Debt	16	12,520	6,332
Contingent Payment	15	235	-
Risk Management	23,24	17	22
Decommissioning Liabilities	17	1,122	1,847
Other Liabilities	18	182	211
Deferred Income Taxes		5,968	2,585
Total Liabilities		24,758	13,668
Shareholders' Equity		19,701	11,590
Total Liabilities and Shareholders' Equity		44,459	25,258

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI [1]	Total
	(Note 19)			(Note 20)	
As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(385)	-	(385)
Other Comprehensive Income (Loss)	-	-	-	(256)	(256)
Total Comprehensive Income (Loss)	-	-	(385)	(256)	(641)
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(83)	-	(83)
As at June 30, 2016	5,534	4,340	1,039	764	11,677
As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	2,851	-	2,851
Other Comprehensive Income (Loss)	-	-	-	(151)	(151)
Total Comprehensive Income (Loss)	-	-	2,851	(151)	2,700
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	7	-	-	7
Dividends on Common Shares	-	-	(102)	-	(102)
As at June 30, 2017	**11,040**	**4,357**	**3,545**	**759**	**19,701**

[1]   Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended June 30,
($ millions)

	Notes	Three Months Ended 2017	2016	Six Months Ended 2017	2016
Operating Activities					
Net Earnings (Loss)		2,640	(267)	2,851	(385)
Depreciation, Depletion and Amortization	7,13	456	368	819	910
Exploration Expense		(1)	-	2	1
Deferred Income Taxes	9	868	(52)	939	(242)
Unrealized (Gain) Loss on Risk Management	23	(132)	284	(411)	433
Unrealized Foreign Exchange (Gain) Loss	6	(396)	18	(468)	(391)
Revaluation (Gain)	4	(2,524)	-	(2,524)	-
Re-measurement of Contingent Payment	15	(66)	-	(66)	-
(Gain) Loss on Divestiture of Assets		-	1	1	1
Unwinding of Discount on Decommissioning Liabilities	17	23	32	49	64
Onerous Contract Provisions, Net of Cash Paid		(8)	16	(5)	30
Other		(68)	40	(72)	45
Net Change in Other Assets and Liabilities		(25)	(17)	(56)	(46)
Net Change in Non-Cash Working Capital		472	(218)	508	(33)
Cash From Operating Activities		1,239	205	1,567	387
Investing Activities					
Acquisition, Net of Cash Acquired	4	(14,326)	-	(14,499)	-
Capital Expenditures – Exploration and Evaluation Assets	12	(33)	(19)	(76)	(53)
Capital Expenditures – Property, Plant and Equipment	13	(294)	(225)	(564)	(514)
Net Change in Investments and Other		1	(1)	1	-
Net Change in Non-Cash Working Capital		(54)	(25)	(27)	(72)
Cash From (Used in) Investing Activities		(14,706)	(270)	(15,165)	(639)
Net Cash Provided (Used) Before Financing Activities		(13,467)	(65)	(13,598)	(252)
Financing Activities	25				
Issuance of Long-Term Debt	16	3,842	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	16	30	-	30	-
Issuance of Debt Under Asset Sale Bridge Facility	16	3,579	-	3,569	-
Common Shares Issued, Net of Issuance Costs	4,19	2,899	-	2,899	-
Dividends Paid on Common Shares	10	(61)	(42)	(102)	(83)
Other		(1)	(1)	(2)	(1)
Cash From (Used in) Financing Activities		10,288	(43)	10,236	(84)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		120	5	131	11
Increase (Decrease) in Cash and Cash Equivalents		(3,059)	(103)	(3,231)	(325)
Cash and Cash Equivalents, Beginning of Period		3,548	3,883	3,720	4,105
Cash and Cash Equivalents, End of Period		489	3,780	489	3,780

See accompanying Notes to Consolidated Financial Statements (unaudited).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the *Canada Business Corporations Act* and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company's basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On May 17, 2017, Cenovus acquired from ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips") a 50 percent interest in FCCL Partnership ("FCCL") and the majority of ConocoPhillips' western Canadian conventional crude oil and natural gas assets (the "Deep Basin Assets"). This acquisition increased Cenovus's interest in FCCL to 100 percent and expanded Cenovus's operating areas to include more than three million net acres of land, exploration and production assets and related infrastructure and agreements in Alberta and British Columbia. The acquisition had an effective date of January 1, 2017 (see Note 4).

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments are:

- **Oil Sands,** which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Telephone Lake. The Company's interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

- **Deep Basin,** which includes approximately three million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. The Deep Basin Assets were acquired on May 17, 2017.

- **Conventional,** which has been classified as a discontinued operation as the Company has commenced marketing for sale its Conventional assets. This segment includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

- **Refining and Marketing,** which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations,** which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

A) Results of Operations

For the three months ended June 30,	Oil Sands 2017	Oil Sands 2016	Deep Basin 2017	Deep Basin 2016	Refining and Marketing 2017	Refining and Marketing 2016
Revenues						
Gross Sales	**1,666**	709	**124**	-	**2,397**	2,129
Less: Royalties	**36**	3	**8**	-	**-**	-
	1,630	706	**116**	-	**2,397**	2,129
Expenses						
Purchased Product	**-**	-	**-**	-	**2,183**	1,712
Transportation and Blending	**879**	395	**10**	-	**-**	-
Operating	**221**	104	**51**	-	**192**	182
(Gain) Loss on Risk Management	**(14)**	(24)	**-**	-	**2**	42
Operating Margin	**544**	231	**55**	-	**20**	193
Depreciation, Depletion and Amortization	**273**	156	**45**	-	**55**	50
Exploration Expense	**-**	-	**-**	-	**-**	-
Segment Income (Loss)	**271**	75	**10**	-	**(35)**	143

For the three months ended June 30,	Corporate and Eliminations 2017	Corporate and Eliminations 2016 (Restated)[1]	Consolidated 2017	Consolidated 2016 (Restated)[1]
Revenues				
Gross Sales	**(106)**	(89)	**4,081**	2,749
Less: Royalties	**-**	-	**44**	3
	(106)	(89)	**4,037**	2,746
Expenses				
Purchased Product	**(103)**	(88)	**2,080**	1,624
Transportation and Blending	**(2)**	(2)	**887**	393
Operating	**(2)**	(1)	**462**	285
(Gain) Loss on Risk Management	**(275)**	284	**(287)**	302
Depreciation, Depletion and Amortization	**14**	19	**387**	225
Exploration Expense	**-**	-	**-**	-
Segment Income (Loss)	**262**	(301)	**508**	(83)
General and Administrative	**58**	94	**58**	94
Finance Costs	**168**	96	**168**	96
Interest Income	**(10)**	(7)	**(10)**	(7)
Foreign Exchange (Gain) Loss, Net	**(410)**	20	**(410)**	20
Revaluation (Gain)	**(2,524)**	-	**(2,524)**	-
Transaction Costs	**26**	-	**26**	-
Re-measurement of Contingent Payment	**(66)**	-	**(66)**	-
Research Costs	**5**	7	**5**	7
(Gain) Loss on Divestiture of Assets	**-**	1	**-**	1
Other (Income) Loss, Net	**(2)**	2	**(2)**	2
	(2,755)	213	**(2,755)**	213
Earnings (Loss) From Continuing Operations Before Income Tax			**3,263**	(296)
Income Tax Expense (Recovery)			**682**	(65)
Net Earnings (Loss) From Continuing Operations			**2,581**	(231)

[1] The comparative periods have been restated to reflect discontinued operations as discussed in Note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

For the six months ended June 30,	Oil Sands 2017	Oil Sands 2016	Deep Basin 2017	Deep Basin 2016	Refining and Marketing 2017	Refining and Marketing 2016
Revenues						
Gross Sales	**2,728**	1,179	**124**	-	**5,001**	3,717
Less: Royalties	**63**	3	**8**	-	**-**	-
	2,665	1,176	**116**	-	**5,001**	3,717
Expenses						
Purchased Product	**-**	-	**-**	-	**4,513**	3,140
Transportation and Blending	**1,445**	799	**10**	-	**-**	-
Operating	**361**	231	**51**	-	**411**	385
(Gain) Loss on Risk Management	**63**	(130)	**-**	-	**4**	22
Operating Margin	**796**	276	**55**	-	**73**	170
Depreciation, Depletion and Amortization	**443**	304	**45**	-	**109**	105
Exploration Expense	**-**	1	**-**	-	**-**	-
Segment Income (Loss)	**353**	(29)	**10**	-	**(36)**	65

For the six months ended June 30,	Corporate and Eliminations 2017	Corporate and Eliminations 2016 (Restated)[1]	Consolidated 2017	Consolidated 2016 (Restated)[1]
Revenues				
Gross Sales	**(204)**	(156)	**7,649**	4,740
Less: Royalties	**-**	-	**71**	3
	(204)	(156)	**7,578**	4,737
Expenses				
Purchased Product	**(199)**	(154)	**4,314**	2,986
Transportation and Blending	**(4)**	(3)	**1,451**	796
Operating	**(3)**	(2)	**820**	614
(Gain) Loss on Risk Management	**(554)**	433	**(487)**	325
Depreciation, Depletion and Amortization	**32**	36	**629**	445
Exploration Expense	**-**	-	**-**	1
Segment Income (Loss)	**524**	(466)	**851**	(430)
General and Administrative	**101**	154	**101**	154
Finance Costs	**267**	195	**267**	195
Interest Income	**(27)**	(18)	**(27)**	(18)
Foreign Exchange (Gain) Loss, Net	**(486)**	(383)	**(486)**	(383)
Revaluation (Gain)	**(2,524)**	-	**(2,524)**	-
Transaction Costs	**55**	-	**55**	-
Re-measurement of Contingent Payment	**(66)**	-	**(66)**	-
Research Costs	**9**	25	**9**	25
(Gain) Loss on Divestiture of Assets	**1**	1	**1**	1
Other (Income) Loss, Net	**(2)**	2	**(2)**	2
	(2,672)	(24)	**(2,672)**	(24)
Earnings (Loss) From Continuing Operations Before Income Tax			**3,523**	(406)
Income Tax Expense (Recovery)			**731**	(211)
Net Earnings (Loss) From Continuing Operations			**2,792**	(195)

[1] The comparative periods have been restated to reflect discontinued operations as discussed in Note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

B) Revenues by Product

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2017	2016	**2017**	2016
Upstream				
Crude Oil	**1,639**	704	**2,667**	1,169
Natural Gas [1]	**68**	2	**72**	6
NGLs	**32**	-	**32**	-
Other	**7**	-	**10**	1
Refining and Marketing	**2,397**	2,129	**5,001**	3,717
Corporate and Eliminations	**(106)**	(89)	**(204)**	(156)
Revenues From Continuing Operations	**4,037**	2,746	**7,578**	4,737

[1] *Approximately 89 percent of the natural gas produced by Cenovus's Deep Basin Assets has been sold to ConocoPhillips resulting in gross sales of $59 million for the three and six months ended June 30, 2017.*

C) Geographical Information

	Revenues			
	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Canada	**2,317**	1,142	**4,176**	2,002
United States	**1,720**	1,604	**3,402**	2,735
Revenues From Continuing Operations	**4,037**	2,746	**7,578**	4,737

	Non-Current Assets [1]	
	June 30,	December 31,
As at	**2017**	2016
Canada [2]	**33,353**	14,130
United States	**4,016**	4,179
Consolidated	**37,369**	18,309

[1] *Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), goodwill and other assets.*
[2] *The Conventional segment, which resides in Canada, has been reclassified as held for sale in 2017 in current assets. 2016 includes $3.2 million related to the Conventional segment.*

D) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E		PP&E	
	June 30,	December 31,	**June 30,**	December 31,
As at	**2017**	2016	**2017**	2016
Oil Sands	**1,698**	1,564	**22,351**	8,798
Deep Basin	**3,640**	-	**2,898**	-
Conventional	**-**	21	**-**	3,080
Refining and Marketing	**-**	-	**4,111**	4,273
Corporate and Eliminations	**-**	-	**259**	275
Consolidated	**5,338**	1,585	**29,619**	16,426

	Goodwill		Total Assets	
	June 30,	December 31,	**June 30,**	December 31,
As at	**2017**	2016	**2017**	2016
Oil Sands	**2,349**	242	**28,091**	11,112
Deep Basin	**-**	-	**6,649**	-
Conventional	**-**	-	**3,231**	3,196
Refining and Marketing	**-**	-	**5,159**	6,613
Corporate and Eliminations	**-**	-	**1,329**	4,337
Consolidated	**2,349**	242	**44,459**	25,258

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

E) Capital Expenditures [(1)]

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2017	2016	**2017**	2016
Capital				
Oil Sands	**215**	139	**387**	366
Deep Basin	**13**	-	**13**	-
Conventional	**50**	34	**138**	73
Refining and Marketing	**40**	53	**86**	105
Corporate	**9**	10	**16**	15
Capital Investment	**327**	236	**640**	559
Acquisition Capital				
Oil Sands [(2)]	**23,208**	11	**23,208**	11
Deep Basin	**6,627**	-	**6,627**	-
Total Capital Expenditures	**30,162**	247	**30,475**	570

(1)   Includes expenditures on PP&E, E&E assets and assets held for sale.
(2)   In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard 34, "*Interim Financial Reporting*" ("IAS 34").

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended June 30, 2017.

These interim Consolidated Financial Statements were approved by the Audit Committee effective July 26, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

A) Accounting Policies

Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. These interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2016, except for income taxes. Clarification on our business combinations and goodwill accounting policy has been added below.

Income Taxes

Income taxes on earnings or loss in interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the cash-generating units ("CGUs") to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

A contingent payment transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. A contingent payment classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent payments classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

B) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning after January 1, 2017 and have not been applied in preparing the Consolidated Financial Statements for the period ended June 30, 2017. The following provides an update to the disclosure in the annual Consolidated Financial Statements for the year ended December 31, 2016.

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, "*Revenue From Contracts With Customers*" ("IFRS 15") replacing IAS 11, "*Construction Contracts*", IAS 18, "*Revenue*" and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements and plans to adopt the standard for its year ended December 31, 2018.

Leases

On January 13, 2016, the IASB issued IFRS 16, "*Leases*" ("IFRS 16"), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has been adopted. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

The Company plans to apply IFRS 16 on January 1, 2019. A transition team is assessing the impacts of adopting IFRS 16 and will oversee changes to accounting systems, processes and internal controls. The estimated time and effort necessary to develop and implement required changes (including the impact to information technology systems) extends into 2018. Although the transition approach on adoption has not yet been determined, it is anticipated that the adoption of IFRS 16 will have a material impact on the Consolidated Balance Sheets.

C) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. Further to those areas discussed in the annual Consolidated Financial Statements for the year ended December 31, 2016, the estimation of fair values of the assets acquired and liabilities assumed in a business combination, including contingent payment and goodwill, is a key area involving significant estimates or judgments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

4. ACQUISITION

A) Summary of the Acquisition

On March 29, 2017, Cenovus entered into a purchase and sale agreement with ConocoPhillips to acquire ConocoPhillips' 50 percent interest in FCCL and the majority of ConocoPhillips' Deep Basin Assets in Alberta and British Columbia (the "Acquisition"). The Acquisition was completed on May 17, 2017, with an effective date of January 1, 2017.

The Acquisition provides Cenovus with control over the Company's oil sands operations, doubles the Company's oil sands production, and almost doubles the Company's proved bitumen reserves. The Deep Basin Assets provide a second growth platform with more than three million net acres of land, exploration and production assets, and related infrastructure in Alberta and British Columbia.

The Acquisition has been accounted for using the acquisition method pursuant to IFRS 3, "*Business Combinations*" ("IFRS 3"). Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired has been recorded as goodwill.

B) Identifiable Assets Acquired and Liabilities Assumed

The preliminary purchase price allocation is based on management's best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of the Acquisition.

As at	Notes	May 17, 2017
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed for FCCL		
Cash		880
Accounts Receivable and Accrued Revenues		964
Inventories		303
E&E Assets	12	791
PP&E	13	22,417
Other Assets		6
Accounts Payable and Accrued Liabilities		(445)
Decommissioning Liabilities	17	(277)
Other Liabilities		(8)
Deferred Income Taxes		(2,497)
		22,134
Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed for Deep Basin		
E&E Assets	12	3,639
PP&E	13	2,988
Accounts Payable and Accrued Liabilities		(6)
Decommissioning Liabilities	17	(667)
		5,954
Total Identifiable Net Assets		**28,088**

The fair value of acquired accounts receivables and accrued revenues is $964 million, all of which was expected to be collectible at the date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

C) Total Consideration

Total consideration for the Acquisition consisted of US$10.6 billion in cash and 208 million Cenovus common shares plus closing adjustments. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 if crude oil prices exceed a specific threshold. The following table summarizes the fair value of the consideration:

As at	May 17, 2017
Common Shares	2,579
Cash	14,939
	17,518
Estimated Contingent Payment (Note 15)	361
Total Consideration	**17,879**

At the date of closing, the Company issued 208 million common shares to ConocoPhillips that were accounted for at $12.40 per share, the estimated fair value for accounting purposes.

Consideration paid in cash was US$10.6 billion, before closing adjustments, and was financed through a bought-deal common share offering (see Note 19) and an offering in the United States for senior unsecured notes (see Note 16). In addition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. The remainder of the cash purchase price was funded with cash on hand and a draw on Cenovus's existing committed credit facility.

The estimated contingent payment related to oil sands production reflects that Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date for quarters in which the average Western Canadian Select ("WCS") crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms.

The calculation of any contingent payment includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. The terms of the contingent payment agreement allow Cenovus to retain 80 percent to 85 percent of the WCS prices above $52.00 per barrel, based on current gross production capacity at Foster Creek and Christina Lake. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

The contingent payment is accounted for as a financial option. The fair value of $361 million on May 17, 2017 was estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate ("WTI") options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. Subsequent to the closing date, the contingent payment will be re-measured at fair value at each reporting date with changes in fair value recognized in net earnings (see Note 15).

D) Goodwill

Goodwill arising from the Acquisition has been recognized as follows:

As at	Notes	May 17, 2017
Total Purchase Consideration	4 C	17,879
Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL		12,316
Fair Value of Identifiable Net Assets	4 B	(28,088)
Goodwill		**2,107**

Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL

Prior to the Acquisition, Cenovus's 50 percent interest in FCCL was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11, "*Joint Arrangements*" and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to Acquisition, Cenovus controls FCCL, as defined under IFRS 10, "*Consolidated Financial Statements*" and accordingly, FCCL has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. The acquisition-date fair value of the previously held interest was $12.3 billion and has been included in the measurement of the total consideration transferred. Cenovus recognized a non-cash revaluation gain of $2.5 billion ($1.8 billion, after-tax) on the re-measurement to fair value of its existing interest in FCCL.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

Goodwill was recorded in connection with deferred tax liabilities arising from the difference between the purchase price allocated to the FCCL assets and liabilities based on fair value and the tax basis of these assets and liabilities. In addition, the consideration paid for FCCL included a control premium, which resulted in a higher value compared to the fair value of the net assets acquired.

E) Acquisition-Related Costs

The Company incurred $55 million of Acquisition-related costs, excluding common share and debt issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings.

F) Transitional Services

Under the purchase and sales agreement, Cenovus and ConocoPhillips agreed to certain transitional services where ConocoPhillips will provide certain day-to-day services required by Cenovus for a period of approximately nine months. These transactions are in the normal course of operations and are measured at the exchange amounts.

In the three months ended June 30, 2017, costs related to the transitional services of approximately $10 million were recorded in general and administrative expenses.

G) Revenue and Profit Contribution

The acquired business contributed revenues of $663 million and net earnings of $49 million for the period from May 17, 2017 to June 30, 2017.

If the closing of the Acquisition had occurred on January 1, 2017, Cenovus's consolidated pro forma revenue and net earnings for the six months ended June 30, 2017 would have been $9.6 billion and $2.9 billion, respectively. These amounts have been calculated using results from the acquired business and adjusting them for:
- Differences in accounting policies,
- Additional finance costs that would have been incurred if the amounts drawn on the Company's committed asset sale bridge credit facility and the senior unsecured notes issued to fund the Acquisition had occurred on January 1, 2017,
- Additional depreciation, depletion and amortization ("DD&A") that would have been charged assuming the fair value adjustments to PP&E and E&E assets had applied from January 1, 2017,
- Accretion on the decommissioning liability if it had been assumed on January 1, 2017, and
- The consequential tax effects.

This pro forma information is not necessarily indicative of the results that would have been obtained if the Acquisition had actually occurred on January 1, 2017.

5. FINANCE COSTS

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Interest Expense – Short-Term Borrowings and Long-Term Debt	**152**	83	**237**	171
Unwinding of Discount on Decommissioning Liabilities (Note 17)	**11**	6	**16**	13
Other	**5**	7	**14**	11
	168	96	**267**	195

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Unrealized Foreign Exchange (Gain) Loss on Translation of:				
U.S. Dollar Debt Issued From Canada	**(279)**	18	**(335)**	(395)
Other	**(117)**	-	**(133)**	4
Unrealized Foreign Exchange (Gain) Loss	**(396)**	18	**(468)**	(391)
Realized Foreign Exchange (Gain) Loss	**(14)**	2	**(18)**	8
	(410)	20	**(486)**	(383)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

7. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

2017 Impairments

As at June 30, 2017, there were no CGU impairments.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no goodwill impairments for the six months ended June 30, 2017.

2016 Upstream Impairments

Due to a decline in forward commodity prices as at March 31, 2016, the Company tested its upstream CGUs for impairment. The Company determined that the carrying amount of the Northern Alberta CGU exceeded its recoverable amount, resulting in an impairment loss of $170 million. The impairment was recorded as additional DD&A in the Conventional segment, which has been classified as a discontinued operation.

As at March 31, 2016, the recoverable amount of the Northern Alberta CGU was estimated to be approximately $1.3 billion based on the fair value less costs of disposal. The fair value of producing properties was calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus's independent qualified reserves evaluators (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. Forward prices as at March 31, 2016 used to determine future cash flows from crude oil and natural gas reserves were:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026
WTI (US$/barrel)	45.00	51.00	59.80	66.30	70.40	3.9%
WCS (C$/barrel)	43.40	50.10	57.00	63.60	65.50	4.0%
AECO (C$/Mcf) [1] [2]	2.10	3.00	3.35	3.65	3.75	3.7%

[1]   Alberta Energy Company ("AECO") natural gas.
[2]   Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

There were no impairments of goodwill for the six months ended June 30, 2016.

B) Asset Impairment

For the six months ended June 30, 2017, $2 million of previously capitalized E&E costs were deemed not to be technically feasible and commercially viable. This impairment loss was recorded as exploration expense in the Conventional segment, which has been classified as a discontinued operation (2016 – nil).

8. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Concurrent with the announcement of the Acquisition on March 29, 2017, Cenovus commenced marketing for sale certain non-core properties comprising its Pelican Lake heavy oil assets, including the adjacent Grand Rapids project in the Greater Pelican Lake region, and its Suffield crude oil and natural gas assets. On June 20, 2017, the Company announced its intent to divest the remainder of its Conventional segment assets, including its Palliser asset in southern Alberta and its Weyburn oil operation in southern Saskatchewan. As a result, the Conventional segment has been classified as held for sale and a discontinued operation. The assets have been recorded at the lesser of their carrying amount and their fair value less costs to sell. No impairment was recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

A) Results of Discontinued Operations

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Revenues				
Gross Sales	**386**	294	**760**	568
Less: Royalties	**50**	33	**100**	53
	336	261	**660**	515
Expenses				
Transportation and Blending	**54**	45	**105**	92
Operating	**115**	107	**225**	229
Production and Mineral Taxes	**5**	3	**10**	5
(Gain) Loss on Risk Management	**3**	(11)	**16**	(50)
Operating Margin	**159**	117	**304**	239
Depreciation, Depletion and Amortization	**69**	143	**190**	465
Exploration Expense	**(1)**	-	**2**	-
Finance Costs	**12**	26	**33**	51
Earnings (Loss) From Discontinued Operations Before Income Tax	**79**	(52)	**79**	(277)
Current Tax Expense (Recovery)	**17**	29	**22**	60
Deferred Tax Expense (Recovery)	**3**	(45)	**(2)**	(147)
Net Earnings (Loss) From Discontinued Operations	**59**	(36)	**59**	(190)

B) Assets and Liabilities Held for Sale

As at June 30, 2017, assets and liabilities held for sale consist of the following:

Description	E&E Assets (Note 12)	PP&E (Note 13)	Decommissioning Liabilities (Note 17)
Conventional	11	3,039	1,418
Oil Sands	259	69	16
	270	3,108	1,434

The Conventional assets and liabilities relate to the Suffield, Pelican Lake and Palliser areas in Alberta, and the Weyburn area in Saskatchewan. The Oil Sands assets and liabilities relate to the Grand Rapids project in Alberta.

C) Cash Flows From Discontinued Operations

Cash flows from discontinued operations reported in the consolidated statement of cash flows are:

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Cash From Operating Activities	**137**	84	**270**	172
Cash Used in Investing Activities	**(50)**	(31)	**(138)**	(70)
Net Cash Flow	**87**	53	**132**	102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

9. INCOME TAXES

The provision for income taxes is:

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2017	2016	**2017**	2016
Current Tax				
Canada	**(183)**	(59)	**(209)**	(116)
United States	**-**	1	**(1)**	1
Total Current Tax Expense (Recovery)	**(183)**	(58)	**(210)**	(115)
Deferred Tax Expense (Recovery)	**865**	(7)	**941**	(96)
Tax Expense (Recovery) From Continuing Operations	**682**	(65)	**731**	(211)

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

For the periods ended June 30,	Six Months Ended	
	2017	2016
Earnings (Loss) From Continuing Operations Before Income Tax	**3,523**	(406)
Canadian Statutory Rate	**27.0%**	27.0%
Expected Income Tax (Recovery)	**951**	(110)
Effect of Taxes Resulting From:		
Foreign Tax Rate Differential	**(35)**	(23)
Non-Taxable Capital (Gains) Losses	**(88)**	(53)
Non-Recognition of Capital (Gains) Losses	**(63)**	(53)
Recognition of Previously Unrecognized Capital Losses	**(63)**	-
Non-Deductible Expenses	**10**	5
Other	**19**	23
Tax Expense (Recovery) From Continuing Operations	**731**	(211)
Effective Tax Rate	**20.7%**	52.0%

10. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

For the periods ended June 30,	Three Months Ended		Six Months Ended	
	2017	2016	**2017**	2016
Earnings (Loss) From:				
Continuing Operations	**2,581**	(231)	**2,792**	(195)
Discontinued Operations	**59**	(36)	**59**	(190)
Net Earnings (Loss)	**2,640**	(267)	**2,851**	(385)
Weighted Average Number of Shares (millions)	**1,113.3**	833.3	**974.1**	833.3
Basic and Diluted Earnings (Loss) Per Share From: ($)				
Continuing Operations	**2.32**	(0.28)	**2.87**	(0.23)
Discontinued Operations	**0.05**	(0.04)	**0.06**	(0.23)
Net Earnings (Loss) Per Share	**2.37**	(0.32)	**2.93**	(0.46)

B) Dividends Per Share

For the six months ended June 30, 2017, the Company paid dividends of $102 million or $0.10 per share (six months ended June 30, 2016 – $83 million or $0.10 per share).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

11. INVENTORIES

Cenovus recorded a $2 million write-down of product inventories to net realizable value as at June 30, 2017. As at December 31, 2016, Cenovus recorded a $4 million write-down of its product inventory.

12. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2016	1,585
Additions	76
Acquisition (Note 4) [1]	4,430
Transfers to Assets Held for Sale (Note 8)	(270)
Exploration Expense (Note 7)	(2)
Change in Decommissioning Liabilities	(2)
Divestitures [1]	(479)
As at June 30, 2017	**5,338**

[1] In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

13. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets		Refining Equipment	Other [1]	Total
	Development & Production	Other Upstream			
COST					
As at December 31, 2016	31,941	333	5,259	1,074	38,607
Additions	462	-	85	17	564
Acquisition (Note 4) [2]	25,405	-	-	-	25,405
Transfers to Assets Held for Sale (Note 8)	(19,049)	-	-	-	(19,049)
Change in Decommissioning Liabilities	(105)	-	1	(1)	(105)
Exchange Rate Movements and Other	1	-	(189)	-	(188)
Divestitures [2]	(12,213)	-	-	-	(12,213)
As at June 30, 2017	**26,442**	**333**	**5,156**	**1,090**	**33,021**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2016	20,088	308	1,076	709	22,181
DD&A	663	15	105	36	819
Transfers to Assets Held for Sale (Note 8)	(15,941)	-	-	-	(15,941)
Exchange Rate Movements and Other	4	-	(50)	-	(46)
Divestitures [2]	(3,611)	-	-	-	(3,611)
As at June 30, 2017	**1,203**	**323**	**1,131**	**745**	**3,402**
CARRYING VALUE					
As at December 31, 2016	11,853	25	4,183	365	16,426
As at June 30, 2017	**25,239**	**10**	**4,025**	**345**	**29,619**

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.
[2] In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and re-acquired it at fair value as required by IFRS 3.

14. GOODWILL

As at	June 30, 2017	December 31, 2016
Carrying Value, Beginning of Period	242	242
Goodwill Recognized on Acquisition (Note 4)	2,107	-
Carrying Value, End of Period	**2,349**	242

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

The carrying amount of goodwill allocated to the Company's exploration and production CGUs is:

As at	June 30, 2017	December 31, 2016
Primrose (Foster Creek)	1,110	242
Christina Lake	1,037	-
Narrows Lake	202	-
	2,349	242

15. CONTINGENT PAYMENT

As at January 1, 2017	-
Initial Recognition on May 17, 2017 (Note 4)	361
Re-measurement [1]	(66)
Payments	-
As at June 30, 2017	295
Less: Current Portion	60
Long-Term Portion	235

[1]   Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition (see Note 4), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. There are no maximum payment terms. In the three months ended June 30, 2017, WCS averaged less than $52 per barrel; therefore, no amount was payable. The estimated quarterly WCS forward prices in the next 12 months range between approximately $44 per barrel and $46 per barrel.

The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake which may reduce the amount of a contingent payment.

16. LONG-TERM DEBT

As at		US$ Principal Amount June 30, 2017	June 30, 2017	December 31, 2016
Revolving Term Debt [1]	A	-	-	-
Asset Sale Bridge Credit Facility	B	-	3,600	-
U.S. Dollar Denominated Unsecured Notes	C	7,650	9,927	6,378
Total Debt Principal			13,527	6,378
Debt Discounts and Transaction Costs			(114)	(46)
			13,413	6,332
Less: Current Portion, Net of Transaction Costs			893	-
Long-Term Debt			12,520	6,332

[1]   Revolving term debt may include Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

Consideration for the Acquisition (see Note 4) was partially financed through borrowings under the Company's committed asset sale bridge credit facility and an offering in the United States for senior unsecured notes, as well as its existing committed credit facility. Debt issuance costs related to the Acquisition financing were $71 million. These costs will be included with the current portion of long-term debt and long-term debt and amortized using the effective interest method.

A) Revolving Term Debt

On April 28, 2017, Cenovus amended its existing committed credit facility to increase the capacity of the facility by $0.5 billion to $4.5 billion and to extend the maturity dates. The committed credit facility consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. As at June 30, 2017, Cenovus had $4.5 billion available on its committed credit facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

B) Asset Sale Bridge Credit Facility

In connection with the Acquisition, Cenovus borrowed $3.6 billion under a committed asset sale bridge credit facility. The committed asset sale bridge credit facility consists of a $0.9 billion tranche maturing on May 17, 2018, a $1.8 billion tranche maturing on November 17, 2018, and a $0.9 billion tranche maturing on May 17, 2019. Cenovus expects to repay the committed asset sale bridge credit facility through the sale of certain assets (see Note 8).

C) Unsecured Notes

On February 24, 2016, Cenovus filed a base shelf prospectus. The base shelf prospectus allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in March 2018. As at June 30, 2017, US$2.8 billion was available under the base shelf prospectus.

On April 7, 2017, Cenovus completed an offering in the United States for US$2.9 billion in senior unsecured notes in three series, as follows:

As at	US$ Principal Amount	June 30, 2017
4.25% due 2027	1,200	**1,557**
5.25% due 2037	700	**908**
5.40% due 2047	1,000	**1,298**
	2,900	**3,763**

As at June 30, 2017, the Company is in compliance with all of the terms of its debt agreements.

17. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

	Total
As at December 31, 2016	1,847
Liabilities Incurred	6
Liabilities Acquired (Note 4) [1]	944
Liabilities Settled	(38)
Liabilities Divested [1]	(138)
Transfers to Liabilities Related to Assets Held for Sale (Note 8)	(1,434)
Change in Estimated Future Cash Flows	(14)
Change in Discount Rate	(99)
Unwinding of Discount on Decommissioning Liabilities	49
Foreign Currency Translation	(1)
As at June 30, 2017	**1,122**

[1]   *In connection with the Acquisition, Cenovus was deemed to have disposed of its pre-existing interest in FCCL and reacquired it at fair value as required by IFRS.*

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.0 percent as at June 30, 2017 (December 31, 2016 – 5.9 percent).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

18. OTHER LIABILITIES

As at	June 30, 2017	December 31, 2016
Employee Long-Term Incentives	23	72
Pension and Other Post-Employment Benefit Plan	88	71
Onerous Contract Provisions	37	35
Other	34	33
	182	211

19. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

	June 30, 2017		December 31, 2016	
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Period	833,290	5,534	833,290	5,534
Common Shares Issued, Net of Issuance Costs and Tax	187,500	2,927	-	-
Common Shares Issued to ConocoPhillips	208,000	2,579	-	-
Outstanding, End of Period	1,228,790	11,040	833,290	5,534

In connection with the Acquisition (see Note 4), Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion ($2.9 billion net of $101 million of share issuance costs).

In addition, the Company issued 208 million common shares to ConocoPhillips on May 17, 2017 as partial consideration for the Acquisition. In relation to the share consideration, Cenovus and ConocoPhillips entered into an investor agreement, and a registration rights agreement which, among other things, restricts ConocoPhillips from selling or hedging its Cenovus common shares until November 17, 2017. ConocoPhillips is also restricted from nominating new members to Cenovus's Board of Directors and must vote its Cenovus common shares in accordance with management recommendations or abstain from voting until such time ConocoPhillips owns 3.5 percent or less of the then outstanding common shares of Cenovus.

There were no preferred shares outstanding as at June 30, 2017 (December 31, 2016 – nil).

As at June 30, 2017, there were 13 million (December 31, 2016 – 12 million) common shares available for future issuance under the stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Available for Sale Financial Assets	Total
As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(17)	(240)	(5)	(262)
Income Tax	5	-	1	6
As at June 30, 2016	(22)	774	12	764
As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	(12)	(142)	-	(154)
Income Tax	3	-	-	3
As at June 30, 2017	**(22)**	**766**	**15**	**759**

21. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), stock options with associated tandem stock appreciation rights ("TSARs"), performance share units ("PSUs"), restricted share units ("RSUs") and deferred share units ("DSUs"). The following table summarizes information related to Cenovus's stock-based compensation plans:

As at June 30, 2017	Units Outstanding (thousands)	Units Exercisable (thousands)
NSRs	43,930	36,862
TSARs	234	234
PSUs	7,005	-
RSUs	5,963	-
DSUs	1,613	1,613

For the six months ended June 30, 2017	Units Granted (thousands)	Units Vested and Paid Out (thousands)
NSRs	2,822	-
PSUs	2,199	451
RSUs	2,338	101
DSUs	111	110

Certain directors, officers or employees chose prior to December 31, 2016 to convert a portion of their remuneration, paid in the first quarter of 2017, into DSUs. The election for any particular year is irrevocable. DSUs may not be redeemed until departure from the Company. Directors also received an annual grant of DSUs.

The weighted average exercise price of NSRs and TSARs as at June 30, 2017 was $29.58 and $30.68, respectively.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the periods ended June 30,	Three Months Ended 2017	2016	Six Months Ended 2017	2016
NSRs	4	4	6	8
PSUs	(6)	8	(12)	-
RSUs	(3)	2	(6)	5
DSUs	(10)	3	(17)	2
Stock-Based Compensation Expense (Recovery)	**(15)**	17	**(29)**	15
Stock-Based Compensation Costs Capitalized	**(3)**	5	**(4)**	4
Total Stock-Based Compensation	**(18)**	22	**(33)**	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

22. CAPITAL STRUCTURE

Cenovus's capital structure objectives and targets have remained unchanged from previous periods. Cenovus's capital structure consists of Shareholders' Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial measures consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA"). These measures are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

A) Debt to Capitalization and Net Debt to Capitalization

As at	June 30, 2017	December 31, 2016
Current Portion Long-Term Debt	893	-
Long-Term Debt	12,520	6,332
Debt	13,413	6,332
Shareholders' Equity	19,701	11,590
	33,114	17,922
Debt to Capitalization	41%	35%
Debt	13,413	6,332
Add (Deduct):		
Cash and Cash Equivalents	(489)	(3,720)
Net Debt	12,924	2,612
Shareholders' Equity	19,701	11,590
	32,625	14,202
Net Debt to Capitalization	40%	18%

B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA

As at	June 30, 2017	December 31, 2016
Debt	13,413	6,332
Net Debt	12,924	2,612
Net Earnings (Loss)	2,691	(545)
Add (Deduct):		
Finance Costs	546	492
Interest Income	(61)	(52)
Income Tax Expense (Recovery)	667	(382)
DD&A	1,407	1,498
E&E Impairment	3	2
Unrealized (Gain) Loss on Risk Management	(290)	554
Foreign Exchange (Gain) Loss, Net	(301)	(198)
Revaluation (Gain)	(2,524)	-
Re-measurement of Contingent Payment	(66)	-
(Gain) Loss on Divestitures of Assets	6	6
Other (Income) Loss, Net	30	34
Adjusted EBITDA [(1)]	2,108	1,409
Debt to Adjusted EBITDA	6.4x	4.5x
Net Debt to Adjusted EBITDA	6.1x	1.9x

[(1)] *Calculated on a trailing twelve-month basis. Includes discontinued operations.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

As at June 30, 2017, Cenovus's debt to adjusted EBITDA and net debt to adjusted EBITDA are 6.4x and 6.1x, respectively. These ratios are well outside our target range. However, it is important to note that adjusted EBITDA is calculated on a rolling twelve month basis and as such, only includes the financial results from the Deep Basin Assets and the additional 50 percent of FCCL for the period May 17, 2017 to June 30, 2017. Debt and net debt are presented as at June 30, 2017; therefore, the ratios are fully burdened by the debt issued to finance the Acquisition. If adjusted EBITDA reflected a full twelve months of earnings from the acquired assets, Cenovus's debt and net debt to adjusted EBITDA ratios would be substantially lower.

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche maturing on November 30, 2020 and a $3.3 billion tranche maturing on November 30, 2021. As at June 30, 2017, Cenovus had $4.5 billion available on its committed credit facility. Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

In addition, the Company has in place a base shelf prospectus, the availability of which is dependent on market conditions. As at June 30, 2017, US$2.8 billion remains available under the base shelf prospectus.

As at June 30, 2017, Cenovus is in compliance with all of the terms of its debt agreements.

23. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at June 30, 2017, the carrying value of Cenovus's debt was $13,413 million and the fair value was $13,220 million (December 31, 2016 carrying value – $6,332 million, fair value – $6,539 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There were no changes to the fair value of available for sale financial assets in the six months ended June 30, 2017.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps and options, as well as condensate, natural gas and interest rate swaps. Crude oil, condensate and natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

Summary of Unrealized Risk Management Positions

As at	June 30, 2017			December 31, 2016		
	Risk Management			Risk Management		
	Asset	**Liability**	**Net**	Asset	Liability	Net
Crude Oil	**182**	**1**	**181**	21	307	(286)
Interest Rate	**2**	**17**	**(15)**	3	8	(5)
Total Fair Value	**184**	**18**	**166**	24	315	(291)

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	**June 30, 2017**	December 31, 2016
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**166**	(291)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities from January 1 to June 30:

	2017	2016
Fair Value of Contracts, Beginning of Year	**(291)**	271
Fair Value of Contracts Realized During the Period[1]	**(60)**	(158)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	**471**	(275)
Unamortized Premium on Put Options	**37**	-
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	**9**	(13)
Fair Value of Contracts, End of Period	**166**	(175)

[1]   *Includes realized loss of $16 million related to the Conventional segment which is included in Discontinued Operations.*

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.9 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at June 30, 2017, the fair value of contingent payment was estimated to be $295 million.

As at June 30, 2017, average WCS forward pricing for the remaining term of the contingent payment is US$32.25 per barrel or C$43.86 per barrel. The volatility of WTI options and the Canadian-U.S. foreign exchange rates was 27 percent and nine percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	**Increase**	**Decrease**
WCS Forward Prices	± $5.00 per bbl	**(206)**	**153**
WTI Option Volatility	± five percent	**(205)**	**160**
U.S. to Canadian Dollar Foreign Exchange Rate Volatility	± five percent	**18**	**(39)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Six Months Ended	
For the periods ended June 30,	**2017**	2016	**2017**	2016
Realized (Gain) Loss [1]	**(155)**	18	**(76)**	(108)
Unrealized (Gain) Loss [2]	**(132)**	284	**(411)**	433
(Gain) Loss on Risk Management	**(287)**	302	**(487)**	325

[1] Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management losses of $16 million in the six months ended June 30, 2017 (six months ended June 30, 2016 – $50 million gain) that were classified as discontinued operations.

[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

24. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company's financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2016. Exposure to these risks has not changed significantly since December 31, 2016. To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at June 30, 2017, Cenovus had a notional amount of US$400 million in interest rate swaps. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts.

Net Fair Value of Risk Management Positions

As at June 30, 2017	Notional Volumes	Terms	Average Price	Fair Value
Crude Oil Contracts				
Fixed Price Contracts				
Brent Fixed Price	78,000 bbls/d	July – December 2017	US$52.41/bbl	55
Brent Fixed Price	10,000 bbls/d	January – June 2018	US$54.06/bbl	8
WTI Fixed Price	25,000 bbls/d	January – June 2018	US$46.72/bbl	(7)
WTI Fixed Price	3,000 bbls/d	July – December 2018	US$48.09/bbl	-
Brent-WTI Differential	50,000 bbls/d	July – December 2017	US$(1.88)/bbl	(10)
Brent Put Options	55,000 bbls/d	July – December 2017	US$53.00/bbl	66
Brent Collars	30,000 bbls/d	January – June 2018	US$49.78 – US$62.08/bbl	23
WTI Collars	50,000 bbls/d	July – December 2017	US$44.84 – US$56.47/bbl	16
WTI Collars	10,000 bbls/d	January – June 2018	US$45.30 – US$62.77/bbl	7
Other Financial Positions [1]				23
Crude Oil Fair Value Position				181
Natural Gas Contracts				
Fixed Price Contracts				
NYMEX Fixed Price	30 MMcf/d	July – December 2017	US$3.16/Mcf	-
Interest Rate Swaps				(15)
Total Fair Value				166

[1] Other financial positions are part of ongoing operations to market the Company's production.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to fluctuations in commodity prices and interest rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices and interest rates on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at June 30, 2017

	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(249)	277
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	(2)	2
Crude Oil Differential Price	± US$1.00 per bbl Applied to Brent-WTI Differential	12	(12)
Natural Gas Commodity Price	± US$1.00 per Mcf Applied to NYMEX and AECO Gas Hedges	(7)	7
Interest Rate Swaps	± 50 Basis Points	45	(51)

25. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Current Portion of Long-Term Debt	Long-Term Debt	Share Capital
As at December 31, 2015	-	-	6,525	5,534
Changes From Financing Cash Flows:				
Dividends Paid	(83)	-	-	-
Non-Cash Changes:				
Dividends Declared	83	-	-	-
Unrealized Foreign Exchange (Gain) Loss (Note 6)	-	-	(395)	-
Other	-	-	2	-
As at June 30, 2016	-	-	6,132	5,534
As at December 31, 2016	-	-	6,332	5,534
Changes From Financing Cash Flows:				
Issuance of Long-Term Debt	-	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	30	-
Issuance of Debt Under Asset Sale Bridge Facility	-	892	2,677	-
Common Shares Issued, Net of Issuance Costs	-	-	-	2,899
Dividends Paid on Common Shares	(102)	-	-	-
Non-Cash Changes:				
Common Shares Issued to ConocoPhillips	-	-	-	2,579
Deferred Taxes on Share Issuance Costs	-	-	-	28
Dividends Declared	102	-	-	-
Unrealized Foreign Exchange (Gain) Loss	-	-	(365)	-
Other	-	1	4	-
As at June 30, 2017	**-**	**893**	**12,520**	**11,040**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended June 30, 2017

26. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company's commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2016.

As at June 30, 2017, total commitments were $29.9 billion, of which $26.4 billion were for various transportation commitments. During the six months ended June 30, 2017, in relation to the Acquisition, Cenovus assumed commitments of $3.7 billion, primarily consisting of transportation commitments on various pipelines. This increase in commitments was offset by our withdrawal from certain transportation initiatives and use of contracts. Transportation commitments include $16 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2016 – $19 billion). Terms are up to 20 years subsequent to the date of commencement and should help align our future transportation requirements with our anticipated production growth.

As at June 30, 2017, there were outstanding letters of credit aggregating $246 million issued as security for performance under certain contracts (December 31, 2016 – $258 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at June 30, 2017, the estimated fair value of the contingent payment was $295 million (see Note 15).